[UBS AG Letterhead]

May 25, 2022

VIA EDGAR

Mr. John Dana Brown,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	UBS AG and UBS Switzerland AG (the “Registrants”)

Registration Statement on Form F-3 (File No. 333-263376)

Dear Mr. Brown:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 4:30 p.m. (EST), on May 27, 2022, or as soon as practicable thereafter.

Please contact Catherine M. Clarkin of Sullivan & Cromwell LLP, U.S. counsel to the Registrants, at (212) 558-4175 or by email (clarkinc@sullcrom.com), as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Mr. John Dana Brown

Securities and Exchange Commission                                                                                                                                           Page 2

Yours truly,

UBS AG UBS SWITZERLAND AG

/s/ David Kelly
Name: David Kelly
Title: Managing Director

/s/ Ella Campi
Name: Ella Campi
Title: Executive Director

cc:	Catherine M. Clarkin (Sullivan & Cromwell LLP)